UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event

reported): November 5, 2024

Emerson Electric Co.

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(Exact Name of Registrant as Specified in Charter)

Missouri	1-278	43-0259330
--------------------------------- (State or Other Jurisdiction of Incorporation)	------------------- (Commission	--------------------------- (I.R.S. Employer Identification Number)
File Number)

8000 West Florissant Avenue
St. Louis, Missouri	63136
------------------------------------------------ (Address of Principal Executive Offices)	------------------ (Zip Code)

Registrant’s telephone number, including area code:

(314) 553-2000

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock of $0.50 par value per share	EMR	New York Stock Exchange
NYSE Chicago
1.250% Notes due 2025	EMR 25A	New York Stock Exchange
2.000% Notes due 2029	EMR 29	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On Tuesday, November 5, 2024, the Company issued a press release announcing that (i) the Company had submitted a proposal (the “Proposal”) to the board of directors of Aspen Technology, Inc., a Delaware corporation (“AspenTech”) to acquire all outstanding shares of common stock of AspenTech not already owned by the Company for $240 per share in cash, which provides that the Company will not proceed with such a transaction unless a fully empowered special committee comprising solely independent and disinterested directors appointed by AspenTech’s board of directors and advised by independent legal and financial advisors recommends approval of such transaction to the AspenTech board of directors, and the Proposal be effected by a tender offer that would be subject to a non-waivable condition that at least a majority of the AspenTech common stock held by minority stockholders be tendered and not withdrawn and (ii) the Company is exploring strategic alternatives, including a cash sale, for the Company’s Safety & Productivity segment (the “S&P Divestiture”).

There can be no assurances as to the timing, manner or terms of any definitive agreement with respect to the Proposal or the S&P Divestiture, or as to whether such transactions will be completed at all. After today’s announcements, the Company does not intend to make further announcements regarding the Proposal or the S&P Divestiture until such time as a definitive agreement is reached or if further disclosure is appropriate or necessary.

A copy of the press release, which includes a copy of the Proposal, is filed with this Current Report on Form 8-K as Exhibit 99.1.

A copy of the investor presentation issued by the Company in connection with the Proposal and the S&P Divestiture on November 5, 2024 is filed with this Current Report on Form 8-K as Exhibit 99.2.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibits

99.1	Emerson’s November 5, 2024 press release announcing the Proposal and the S&P Divestiture.
99.2	Emerson’s November 5, 2024 investor presentation in connection with the Proposal and the S&P Divestiture.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

FORWARD-LOOKING STATEMENTS

This Form 8-K contains forward-looking statements related to Emerson, AspenTech and the proposed acquisition by Emerson of the outstanding shares of common stock of AspenTech that Emerson does not already own. These forward-looking statements are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, future financial results, synergies, growth potential, market profile, business plans and expanded portfolio; the competitive ability and position of the combined company; filings and approvals relating to the proposed transaction; the ability to complete the proposed transaction and the timing thereof; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: (1) the risk that a transaction with AspenTech may not be agreed with the AspenTech special committee; (2) the risk that the non-waivable condition that the requisite majority of the holders of AspenTech common stock which are unaffiliated with Emerson tender in or approve the proposed transaction is not met; (3) the risk that a transaction with AspenTech may not otherwise be consummated; (4) uncertainties as to the timing of the transaction; (5) unexpected costs, charges or expenses resulting from the proposed transaction; (6) uncertainty of the expected financial performance of AspenTech following completion of the proposed transaction; (7) failure to realize the anticipated benefits of the proposed transaction; (8) inability to retain and hire key personnel; (9) potential litigation or regulatory approval requirements in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (10) evolving legal, regulatory and tax regimes; (11) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (12) the ability of Emerson and AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; (13) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (14) actions by third parties, including government agencies; (15) potential adverse reactions or changes to business relationships resulting from the announcement of the proposal or completion of the transaction; (16) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; and (17) other risk factors as detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to Emerson, and Emerson assumes no obligation and disclaim any intent to update any such forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Form 8-K relates to a proposal that Emerson has made for an acquisition by Emerson of all of the shares of issued and outstanding common stock of AspenTech not already owned by Emerson. In furtherance of this proposal and subject to future developments, Emerson may file one or more tender offer statements or other documents with the SEC. This Form 8-K is not a substitute for any tender offer statement or other document Emerson may file with the SEC in connection with the proposed transaction.

Investors are urged to read the tender offer statements and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Emerson through the website maintained by the SEC at http://www.sec.gov.

This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. A solicitation and an offer to buy shares of AspenTech will be made only pursuant to an offer to purchase and related materials that Emerson may file with the SEC.

Any information concerning AspenTech contained in this Form 8-K has been taken from, or based upon, publicly available information. Although Emerson does not have any information that would indicate that any information contained in this Form 8-K that has been taken from such documents is inaccurate or incomplete, Emerson does not take any responsibility for the accuracy or completeness of such information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO. (Registrant)

Date:	November 5, 2024	By:	/s/ John A. Sperino
John A. Sperino Vice President and Assistant Secretary